Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 7, 2014

Relating to Prospectus dated December 26, 2013

Registration No. 333-191797

NRG Energy Edison Mission Transaction Overview January 7, 2014

Forward Looking Statements In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the acquisition of the Edison Mission Energy assets, the Company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, and views of economic and market conditions. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, failure to identify or successfully implement acquisitions and repowerings, our ability to implement value enhancing improvements to plant operations and companywide processes, our ability to obtain federal loan guarantees, the inability to maintain or create successful partnering relationships, our ability to operate our businesses efficiently including NRG Yield, our ability to retain retail customers, our ability to realize value through our commercial operations strategy and the creation of NRG Yield, the ability to close the proposed EME transaction, and the ability to realize anticipated benefits of the transaction (including expected cost savings, other synergies and our ability to successfully transact with NRG Yield) or the risk that anticipated benefits may take longer to realize than expected. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The adjusted EBITDA and free cash flow forecasts are estimates as of January 7, 2014. These estimates are based on assumptions believed to be reasonable as of that date. NRG disclaims any current intention to update such guidance, except as required by law. The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included in this Presentation should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov. Additional Information NRG has filed a registration statement (including a prospectus) with the SEC with respect to the NRG common stock that is expected to be issued in the transaction to which this presentation relates. This presentation shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of NRG common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. You should read the prospectus in that registration statement and other documents NRG has filed with the SEC for more complete information about NRG. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling 609-524-4500 or emailing investor.relations@nrgenergy.com. Safe Harbor

Agenda Transaction Overview – D. Crane Operational Assessment – M. Gutierrez Financial Overview – K. Andrews Closing Remarks and Q&A – D. Crane

Edison Mission Transaction Overview NRG’s Platform Provides Immediate Value and a Path for Long-Term Financial Accretion 1 See Appendix slide 16 for detailed asset summary 2 Excludes non-core assets (Ambit and Big Sky Wind) NYLD Eligible Assets1 1,598 MW Contracted Wind Walnut Creek 4,314 MW Powerton & Joliet Waukegan & Will County Midwest Generation 1,775 MW Merchant Wind Tax Equity Wind ST Contracted Gas Oil peakers Gas, Oil & Wind Edison Mission Marketing & Trading EME Merchant Assets1,2 Value Today Drop-down opportunities for NRG Yield SG&A and cost savings Environmental compliance optimization Operational improvements and O&M rationalization EMMT value added complementary to NRG’s Commercial Operations team Immediate to Near-Term Value Drivers Potential For More Value Tomorrow Expanded operational benefits Retail / wholesale integration in Illinois Financing optimization of non-recourse entities Operational economies of scale Market recovery across PJM

>65% savings versus EME est. corporate G&A of $107 MM1 Cost Synergies Operational Improvements 1 Source: EME’s Presentation to Unsecured Noteholders on 1/9/2013; Based on estimated 2014 corporate G&A costs 2 Represents estimated annual run-rate target beyond 2014; Impact to 2014 dependent on anticipated closing date and timing of synergy realization Applying Lessons from the GenOn Transaction Alignment of corporate functions and integration into the NRG platform Operational improvement and capex efficiencies, driven by the application of: ~$70 MM/Year2 ~$10 MM/Year2 Total Expected Benefits of ~$80 MM/Year

Putting the EME Transaction in Perspective ($ millions) Full Year 2014 Guidance1 Capacity (MW) Adj. EBITDA CAFD Implied Enterprise Value2 NYLD Eligible Assets 1,598 $185 $60 - $70 $2,491 - $2,735 EME Merchant Assets3 6,089 $1454 NA $109 - $353 Total Portfolio 7,687 $330 $60 - $70 $2,844 1 Actual contribution to 2014 will not include full 12 months due to anticipated closing date; Excludes approximately $80 MM of transaction costs and costs to achieve synergy target 2 See slide 11 for details; As of 1/6/2014; Assumes 65.25 million Class A and Class B shares outstanding; Yield based on 2014 NYLD CAFD guidance of $103 MM as a percentage of market capitalization 3 Excludes non-core assets (Ambit and Big Sky Wind) 4 2014 Adjusted EBITDA does not include full run-rate synergy target Based on current 4.1% CAFD yield2 EV/EBITDA: 0.7x – 2.4x $/kW: $18 – $58 Providing Substantial Growth for NYLD While Acquiring the Merchant Assets at a Significant Discount

Operational Assessment

Edison Mission PJM Portfolio Overview Market Driver Outlook Demand Response Proposed new rules expected to result in reduced DR participation in the Base Residual Auction Imports Proposed new rules would cap imports into the RTO region of PJM, where the EME assets are located Retirements Disciplined bidding in BRA; Significant un-cleared coal generation Demand Growth Low growth Natural Gas Basis Falling gas basis shrinking dark spreads in outer years Positioning for Long-Term Option Value While Optimizing Near-Term Performance Source: SNL Financial Over 4.7 GW of Capacity Key Market Developments

Economies of Scale: Leveraging NRG's Platform

Realizing Value of the EME Merchant Assets…		…By Leveraging Core Competencies
Corporate Costs	• Annual estimated corporate G&A savings of ~$70 MM[1]	✦ Alignment of corporate functions
Midwest Gen	• 4.3 GW of PRB generation • Up to $350 MM obligation for environmental capex	✦ Cost enhancements / performance improvements
Gas Fleet	• 1.1 GW of gas-fired generation in CA • 74% contracted with average PPA life of ~4 years[2]	✦ Fuel additions / repowerings ✦ Reduction in maintenance CapEx
Wind Fleet	• ~350 MW of merchant, short-term contracted, and tax equity wind • Geographically diversified	✦ Improved environmental compliance program
EMMT	• Average Trading Revenue of ~$70 MM over past 5 years[3]	✦ Leverage NRG Commercial Operations team

Implied EME Merchant Value[4] $109 - $353

★ Enhancing Value By Leveraging GenOn Experience and Successfully Integrating EME Operations ★

nrg

[1] See slide 4 for details
[2] Weighted by MW; See Appendix page 16 for detailed asset summary
[3] Source: EME's Presentation to Unsecured Noteholders on 1/9/2013
[4] See slide 11 for details; Market data as of 1/6/2014

8

Financial Overview

Revisiting Key Deal Terms & Conditions Consideration $2,635 MM of Cash and stock (~12.7 MM NRG Energy shares1) Key Purchase Price Adjustments include: Target Cash Balance2 Target Debt Balance2 $1,063 MM; Adjusted by amounts above or below target (Closing Cash2) $1,545 MM; Adjusted by amounts above or below target (Closing Debt2) Excluded Liabilities Pension liabilities administered by EIX EME retains NOL’s and other tax attributes up to transaction closing Cure payments under the Powerton/Joliet (PoJo) lease PoJo Lease Amendment NRG assumes obligation effective as of 1/1/14; NRG Corporate Guaranty will be required Obligation to spend up to $350MM in compliance CapEx Plants must retain ability to economically dispatch at full capacity or otherwise be capable as a capacity resource Non-Core Assets Assets Included: Big Sky Ambit NRG has no obligation to support these entities 1 Based on share price of $27.62 per S-1 filed by NRG Energy on 12/24/2013 2 As defined in the Asset Purchase Agreement; For purposes of establishing the $1,063 MM, Cash includes cash and cash equivalents, restricted cash, margin and collateral deposits; Includes adjustments for any lease payments made by Seller beginning 1/1/2014; Excludes any changes in cash or debt at non-core assets

Understanding Transaction Value ($ millions, except $/kW) 1 Excludes estimated Purchase Price Adjustments 2 Per announcement on 10/18/2013; Based on 6/30/2013 balance sheet including incremental debt of $23 MM from Viento refinancing; Excludes non-recourse debt associated with assets classified as non-core 3 CAFD represents Cash Available for Distribution 4 As of 1/6/2014; Assumes 65.25 million Class A and Class B shares outstanding; Yield based on 2014 NYLD CAFD guidance of $103 MM as a percentage of market capitalization Total Enterprise Value $2,844 MM (A-B) (B) (A) Range Range NRG Yield Enables Acquisition of EME Merchant Assets at a Significant Discount NYLD Eligible Assets EME Merchant Assets CAFD 3 $60 $70 Current CAFD Yield 4 Implied Equity Value $1,463 $1,707 Add: Debt Implied Market Value $2,491 $2,735 Implied Residual Value $353 $109 4.1% $1,028 Implied Enterprise Value 1 Purchase Price $2,635 Less: Acquired Cash per APA (1,063) Add: Non-Recourse Debt Assumed 2 1,272 Implied Enterprise Value $2,844 Implied Residual Value $109 $353 2014 Adjusted EBITDA Guidance Implied 2014 EV/EBITDA 0.7x 2.4x Implied $/kW $18 $58 Illustrative Multiples EV/EBITDA 9.0x 7.0x Required Adj. EBITDA $12 $50 $145

Process Update Overview Bankruptcy Process Plan Support Agreement approved by bankruptcy court and bid protections secured – Oct. 24th >2/3s (74%) of bondholders signed onto PSA – Nov. 6th Filing of Chap. 11 Plan of Reorganization and related disclosure statement – Nov. 15th Expiration of “Go Shop” Period – Dec. 6th Final Approval of the Plan – expected 1Q14 Regulatory Approvals DOJ / Hart-Scott-Rodino – received Nov. 26th FERC – filed Oct. 25th Public Utility Commission of Texas – filed Oct. 29th Required Notices California Public Utilities Commission – Oct. 30th On Track For 1Q14 Closing

Closing Remarks and Q&A

Drop down NYLD-eligible assets Execute SG&A synergies and operational improvements Optimize the environmental compliance program Leverage EMMT platform Deliver expanded synergies Optimize the financing of non-recourse entities Leverage Illinois platform for retail growth Realize operational economies of scale Immediate to Near-Term Focus Long-Term Focus Conclusion Further Enhancing NRG’s Competitive Energy Platform

Appendix

Detailed Asset Summary

Asset	Net MW	Fuel Type	COD	Debt (9/30)	Debt Maturity	PPA Expiration
NYLD-Eligible Assets						
Walnut Creek	500	Natural Gas	2013	$478	May-23	2023
Tapestry	204	Wind	>2008	$204	Dec-21	>2031
Viento	304	Wind	>2005	$202	Jul-23	>2025
High Lonesome	100	Wind	2009	$66	Nov-17	2039
Laredo Ridge	80	Wind	2011	$70	Mar-26	2031
Community Wind	30	Wind	2011	-	-	2031
Crosswinds	21	Wind	2007	-	-	2022
Hardin	15	Wind	2007	-	-	2027
Jeffers	50	Wind	2008	-	-	2028
Odin	20	Wind	2008	-	-	2028
Sleeping Bear	95	Wind	2007	-	-	2032
Spanish Fork	19	Wind	2008	-	-	2028
Storm Lake	108	Wind	1999	-	-	2019
Minnesota Wind Assets	52	Wind	Various	$8	Various	Various
Total	**1,598**			**$1,028**		
Weighted Average			**4 Years**			**14 yrs**

Asset	Net MW	Fuel Type	COD	Debt (9/30)	Debt Maturity	PPA Expiration
EME Merchant Assets						
Joliet	1,326	Coal	1959	-	-	-
Powerton	1,538	Coal	1972	-	-	-
Waukegan	689	Coal	1958	-	-	-
Will County	761	Coal	1958	-	-	-
Fisk Oil	197	Oil	1968	-	-	-
Waukegan Oil	108	Oil	1968	-	-	-
Kern River	150	Natural Gas	1985	-	-	2020
Sycamore	150	Natural Gas	1988	-	-	2020
Midway-Sunset	113	Natural Gas	1989	-	-	2018
Watson	196	Natural Gas	1988	-	-	2015
Coalinga	20	Natural Gas	1992	-	-	2016
Mid-Set	20	Natural Gas	1989	-	-	2016
Salinas River	21	Natural Gas	1992	-	-	2016
Sargent Canyon	21	Natural Gas	1992	-	-	2016
Sunrise	293	Natural Gas	2001	-	-	-
Doga	144	Natural Gas	1999	-	-	2019
Goat Wind	150	Wind	2008	-	-	-
Lookout	38	Wind	2008	-	-	-
Forward	29	Wind	2008	-	-	2017
Crofton Bluffs	12	Wind	2012	$26	Dec-27	2032
Broken Bow	25	Wind	2012	$51	Dec-27	2032
Cedro Hill	47	Wind	2010	$119	Dec-25	2030
Mountain Wind I	19	Wind	2008	-	-	2033
Mountain Wind II	25	Wind	2008	-	-	2033
Total	**6,089**			**$196**		

Asset	Net MW	Fuel Type	COD	Debt (9/30)	Debt Maturity	PPA Expiration
Non-Core Assets						
Big Sky	240	Wind	2012	$228	Oct-14	-
Ambit	40	Waste Coal	1992	$46	Oct-17	2036
Total	**280**			**$274**		

Note: Excludes $25 MM of other debt

16

Pro Forma Balance Sheet As of September 30, 2013 Transaction September 30, 2013 $ millions NRG1 EME1 Adjustment Pro Forma Cash and cash equivalents 2,129 1,138 (1,600) 1,667 Restricted cash, current portion 307 15 - 322 Total Cash $2,436 $1,153 ($1,600) $1,989 Recourse debt: Term loan facility and Revolver 2,011 - 4324 2,443 Unsecured Notes 5,718 - 700 6,418 Tax Exempt Bonds 373 - - 373 Recourse subtotal 8,102 - 1,132 9,234 Non-Recourse debt: NRG Yield 1,167 - - 1,167 EME NYLD Eligible Assets - 1,028 - 1,028 Other EME non-recourse debt2 - 495 - 495 Solar non-recourse debt3 3,643 - - 3,643 Unsecured Notes 2,799 - - 2,799 Conventional non-recourse debt 689 - - 689 Non-Recourse subtotal 8,298 1,523 - 9,821 Total Debt $16,400 $1,523 $1,132 $19,055 1 Debt excludes discounts/premiums from balances 2 Includes non-recourse debt associated with assets classified as non-core in the amount of $274MM 3 Includes 100% of CVSR project debt in Solar non-recourse debt, NRG Yield owns 48.95% of the project 4 Estimated purchase price adjustment based on EME’s 9/30/2013 Balance Sheet and forecasted changes; Actual adjustments will be based on EME’s balance sheet at closing

Appendix: Reg. G Schedules

Appendix Table A-1 EME Assets 2014 Midpoint Free Cash Flow before Growth Investments reconciliation to Adjusted EBITDA and Estimated Income Before Taxes The following table reconciles estimated Income Before Taxes to Adjusted EBITDA Reg. G 2014 $ millions EME Assets Income Before Taxes $ 140 Interest Expense 66 Adjustment to Reflect Reported Equity Earnings 22 Depreciation and Amortization 102 Adjusted EBITDA $ 330

Appendix Table A-2 2014 EME NYLD Eligible Assets Midpoint Cash Available For Distribution (CAFD) reconciliation to Adjusted EBITDA and Estimated Income Before Taxes The following table reconciles estimated Income Before Taxes to Adjusted EBITDA to Midpoint CAFD Reg. G 2014 $ millions EME NYLD Eligible Assets Income Before Taxes $51 Interest Expense 54 Adjustment to Reflect Reported Equity Earnings 10 Depreciation and Amortization 70 Adjusted EBITDA $ 185 Interest Payments (54) Working Capital/other (9) Maintenance CapEx (1) Debt Amortization (56) Midpoint CAFD $ 65

Reg. G 2014 $ millions EME Merchant Assets Income Before Taxes $89 Interest Expense 12 Adjustment to reflect reported equity earnings 12 Depreciation and Amortization 32 Adjusted EBITDA $ 145 Appendix Table A-3 EME Merchant Assets 2014 Midpoint Free Cash Flow before Growth Investments reconciliation to Adjusted EBITDA and Estimated Income Before Taxes The following table reconciles Income Before Taxes to Adjusted EBITDA